

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2021

John Norman
Chief Executive Officer
Evolution Development Group, Inc.
10949 Esteban Drive
Ft. Myers, FL 33912

        **Re:  Evolution Development Group, Inc.**
             **Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A**
             **Filed December 20, 2021**
             **File No. 024-11127**

Dear Mr. Norman:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Brian Fetterolf at 202-551-6613 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Trade & Services

cc:    Kendall Almerico